EL POLLO LOCO HOLDINGS, INC.
3535 HARBOR BLVD., SUITE 100
COSTA MESA, CALIFORNIA, 92626

VIA EDGAR

February 27, 2023

Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Cara Wirth; Nico Nalbantian

Re: El Pollo Loco Holdings, Inc.
Registration Statement on Form S-3 (the “Registration Statement”)
File No. 333-269807

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, El Pollo Loco Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on March 1, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Please contact Michael J. Zeidel, of Skadden, Arps, Slate, Meagher & Flom LLP, outside counsel to the Company, at (212) 735-3259, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Anne E. Jollay
Name: Anne E. Jollay
Title: Chief Legal Officer, General Counsel

cc:          Michael J. Zeidel, Skadden, Arps, Slate, Meagher & Flom LLP